Equity Distribution Acquisition Corp.

Two North Riverside Plaza, Suite 600

Chicago, IL 60606

September 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re: Equity Distribution Acquisition Corp.

   Registration Statement on Form S-1

   File No. 333-248463

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Equity Distribution Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 15, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Philip Tinkler
Philip Tinkler Chief Financial Officer